April 28, 2025

Yajing Chen
Chief Financial Officer
Zai Lab Limited
4560 Jinke Road
Bldg. 1, 4th Floor
Pudong
Shanghai, China

        Re: Zai Lab Limited
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 27, 2025
            File No. 001-38205
Dear Yajing Chen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences